Exhibit 99.1

Italian Decree Providing for a Reduction in the Feed-in-Tariff for Existing Photovoltaic Plants Converted into
Law

Tel-Aviv, Israel, August 24, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced the approval by the Italian parliament and the conversion into law of the Italian decree (the “Decree”) providing for a decrease the Feed-in-Tariff (“FiT”) guaranteed to existing photovoltaic plants with nominal capacity of more than 200 kW (“Law 116/2014”). Preliminary information concerning the Decree was included in the Company’s press release issued on June 25, 2014.

Law 116/2014 includes several changes compared to the Decree. Pursuant to Law 116/2014, operators of existing photovoltaic plants, such as the Company, which received a guaranteed 20-year FiT under current Italian legislation, will be required to choose between the following four alternatives:

(i)
a reduction of 8% in the FiT for photovoltaic plants with nominal capacity above 900 kW, a reduction of 7% in the FiTfor photovoltaic plants with nominal capacity between 500 kW and 900 kW and a reduction of 6% in the FiT for photovoltaic plants with nominal capacity between 200 kW and 500 kW (i.e., out of the twelve Italian photovoltaic plants owned by the Company, eight will be subject to a reduction of 8% in the FiT and four will be subject to a reduction of 7% in the FiT);

(ii)
extending the 20-year term of the FiT to 24 years with a reduction in the FiT in a range of 17%-25%, depending on the time remaining on the term of the FiT  for the relevant photovoltaic plant, with higher reductions applicable to photovoltaic plants that commenced operations earlier (based on the remaining years in the initial guaranteed FiT period of the Company’s existing Italian photovoltaic plants, the expected reduction in the FiT for the Company’s photovoltaic plants is approximately 19%);

(iii)
a rescheduling in the FiT so that during an initial period the FiT is reduced and during the second period the FiT is increased in the same amount of the reduction (the percentages of the decrease and length of the initial period have not yet been published and will be determined by the Italian Ministry of Economic Development by October 1, 2014 but based on Law 116/2014 the goal is to provide for a scheme that will guarantee an annual saving of at least Euro 600 million by the Italian public between 2015 and 2019, assuming all photovoltaic operators opt for this alternative); or

(iv)
the beneficiaries of FiT incentive schemes can sell up to 80% of the revenues deriving from the incentives generated by the photovoltaic plant to a selected buyer to be identified among the top EU banks. The selected buyer will become eligible to receive the original FiT and will not be subject to the changes set forth in alternatives (i) through (iii) above. The exact terms of this alternative will be set by the Italian Authority for Electricity and Gas by November 20, 2014.

The operators that will choose one of the alternatives set forth in (i) – (iii) above can benefit from governmentally subsidized lines of credit or guarantees, for a maximum amount equal to the difference between the incentive due as of December 31, 2014 and the rescheduled incentive under the alternative chosen. The guarantee or line of credit will be made available by Cassa depositi e prestiti, a financing institution controlled by the Italian government, according to criteria that will be determined in the future by a specific decree.

As the Company previously announced, the photovoltaic plant operators, such as the Company, are required to make this choice by November 30, 2014, with effect commencing January 1, 2015. Operators that will not make a choice will automatically be subject to the first alternative.

The Company is studying Law 116/2014 and its effects on the Company’s results and, as final details concerning the four alternatives have not been published yet, cannot at this point determine which alternative it will choose with respect to each of its Italian photovoltaic plants.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol "ELLO" and with the Tel Aviv Stock Exchange under the trading symbol "ELOM."  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MW of photovoltaic power plants in Italy and 85% of 2.3MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd. Israel's largest private power plant, with production capacity of approximately 800 MW, representing about 8% of Israel's total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay's controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including publication of additional details concerning the third alternative and other regulatory developments. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com